UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 18)1

Six Flags Entertainment Corporation

(Name of Issuer)

Common Stock, $0.025 par value

(Title of Class of Securities)

83001A102

(CUSIP Number)

H Partners Management, LLC

888 Seventh Ave.

29th Floor

New York, NY 10019

Attn: Rehan Jaffer

(212) 265-4200

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83001A102

1	NAME OF REPORTING PERSON

Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,250,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.53%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 83001A102

1	NAME OF REPORTING PERSON

H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,250,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.53%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 83001A102

1	NAME OF REPORTING PERSON

H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,977,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,977,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,977,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.39%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 83001A102

1	NAME OF REPORTING PERSON

H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,977,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,977,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,977,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.39%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 83001A102

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2010, as amended by Amendment No. 1 filed with the SEC on May 24, 2010, as further amended by Amendment No. 2 filed with the SEC on April 8, 2011, as further amended by Amendment No. 3 filed with the SEC on July 13, 2011, as further amended by Amendment No. 4 filed with the SEC on March 14, 2012, as further amended by Amendment No. 5 filed with the SEC on February 3, 2014, as further amended by Amendment No. 6 filed with the SEC on October 27, 2015, as further amended by Amendment No. 7 filed with the SEC on May 26, 2016, as further amended by Amendment No. 8 filed with the SEC on May 1, 2017, as further amended by Amendment No. 9 filed with the SEC on March 12, 2018, as further amended by Amendment No. 10 filed with the SEC on June 15, 2018, as further amended by Amendment No. 11 filed with the SEC on February 14, 2019, as further amended by Amendment No. 12 filed with the SEC on January 16, 2020, as further amended by Amendment No. 13 filed with the SEC on February 3, 2020, as further amended by Amendment No. 14 filed with the SEC on February 26, 2020, as further amended by Amendment No. 15 filed with the SEC on August 23, 2021, as further amended by Amendment No. 16 filed with the SEC on December 15, 2021 and as further amended by Amendment No. 17 filed with the SEC on August 15, 2022 (collectively referred to as the “Schedule 13D”), by the Reporting Persons named therein is hereby further amended and supplemented by this Amendment No. 18 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Common Stock purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 11,250,000 shares of Common Stock beneficially owned in the aggregate by the Reporting Persons is approximately $232,613,543, excluding brokerage commissions.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 10, 2022, H Management and certain of its affiliates (collectively, “H Partners”) entered into an amendment (the “Amendment”) to the Cooperation Agreement, dated as of January 30, 2020 (the “Cooperation Agreement”), by and among H Partners and the Issuer. Pursuant to the Amendment, H Partners is permitted to acquire ownership (beneficial or otherwise) of up to 19.9% of the Issuer’s outstanding shares during the Cooperation Period (as defined in the Cooperation Agreement), up from 14.9% of the Issuer’s outstanding shares as originally provided under the Cooperation Agreement.

The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

6

CUSIP No. 83001A102

As of November 14, 2022, the Reporting Persons beneficially own an aggregate of 11,250,000 shares of Common Stock, or approximately 13.53% of the 83,109,177 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2022. These shares of Common Stock include shares of Common Stock received by the H Partners Entities in connection with the Issuer’s emergence from bankruptcy and subsequently transferred between investment funds.

(a) and (b)

1) H LP directly beneficially owns 6,977,600 shares of Common Stock, constituting approximately 8.39% of the Common Stock outstanding. As of the date of this filing, H LP has shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

2) H Capital, as the general partner of H LP, may be deemed to beneficially own 6,977,600 shares of Common Stock, constituting approximately 8.39% of the Common Stock outstanding. H Capital may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

3) H Management, as the investment manager of H Capital, H Offshore and Phoenix Capital, may be deemed to beneficially own 11,250,000 shares of Common Stock, constituting approximately 13.53% of the Common Stock outstanding. H Management may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

4) Mr. Jaffer, as the managing member of H Management, H Capital and Phoenix Capital, may be deemed to beneficially own 11,250,000 shares of Common Stock, constituting approximately 13.53% of the Common Stock outstanding. Mr. Jaffer may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) All transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth in Schedule A and incorporated herein by reference. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in Schedule A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 10, 2022, the Reporting Persons entered into the Amendment defined and described above in Item 4 and attached hereto as Exhibit 99.1.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1	Amendment No. 1 to the Cooperation Agreement, by and among Six Flags Entertainment Corporation and H Partners Management, LLC and certain of its affiliates, dated November 10, 2022.

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CUSIP No. 83001A102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022

H Partners Management, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners, LP

By:	H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

8

CUSIP No. 83001A102

SCHEDULE A

Transactions in the Common Stock During the Past Sixty Days

Date	Nature of Transaction	Amount of Securities Purchased	Low Price ($)	High Price ($)	Average Price ($)

11/11/2022	Purchase of Common Stock	63,567	22.2400	23.2300	22.5132
11/11/2022	Purchase of Common Stock	265,329	23.2400	24.2300	23.8668
11/11/2022	Purchase of Common Stock	71,104	24.2400	24.5000	24.4359
11/14/2022	Purchase of Common Stock	150,000	22.9400	23.8500	23.6210